Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 5: Other Products and Services

    a. Does the Broker-Dealer Operator offer Subscribers any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders and trading interest in the NMS Stock ATS (e.g., algorithmic trading products that send orders to the ATS, order management or order execution systems, data feeds regarding orders and trading interest in, or executions occurring on, the ATS)?

    ■ Yes   ☐ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable Item in Part III, explain the use of the product or service with the ATS here.

The Broker-Dealer Operator offers a wide range of execution products and services (the "Electronic Trading Services" or "Services") that enable clients to interact with displayed and non-displayed liquidity, including the UBS ATS, through algorithmic trading, UBS SOR, and Direct Market Access (DMA). The use of the Services is governed by the relevant contractual agreements between the client and UBS Securities LLC with no specific terms and conditions for routing orders and/or Conditional Indications to the UBS ATS.

UBS ATS Subscribers fall into one of the following categories:

- Class A Direct Subscribers are the trading desks (see Part II, Item 1 for more information) which are within UBS Securities LLC ("UBS" or "Broker-Dealer Operator"), where the trading desks route orders and trading interest to the UBS ATS using the Broker Dealer Operator Services and UBS makes the routing decision. This consists of UBS Algorithmic child orders and CIs from the UBS SOR routed on behalf of UBS clients, and also includes Principal flow from UBS trading desks and orders and CIs from RMM.

- Class A Indirect Subscribers are clients of either: (1) the Broker-Dealer Operator (BDO), or (2) an affiliate of the BDO listed in Part II, Item 2 of this Form ATS-N, that direct orders or CIs to the UBS ATS through the Electronic Trading Services provided by the ~~Broker-Dealer Operator.~~BDO. They must undergo ~~UBS'~~a standard onboarding and ~~Know Your Client (~~KYC~~)~~ review ~~processes~~by the BDO or an affiliate of the BDO as listed in Part II, Item 2 of this Form ATS-N.

- Class B Direct Subscribers must be a US registered broker-dealer and a member of at least one self-regulatory organization. They must provide information via an ATS questionnaire, which is reviewed by the ATS Desk (See Part II, Item 6a for definition), Legal, and Compliance & Operational Risk Control ("Compliance"). If approved, they must undergo UBS' onboarding and KYC review processes and sign a specific UBS ATS Subscriber Agreement. Class B Direct Subscribers direct orders and CIs to the UBS ATS through their own direct connections to the UBS ATS;

- Class B Indirect Subscribers must be US based and fully disclosed to and approved by the UBS ATS to direct orders and CIs to the UBS ATS through a Class B Direct Subscriber. They must provide information via an ATS questionnaire, which is reviewed by the ATS Desk (See Part II, Item 6a for definition), Legal, and Compliance. If approved, they must undergo UBS' onboarding and KYC review processes, but Class B Indirect Subscribers do not sign a specific UBS ATS Subscriber

Agreement. The Broker-Dealer Operator has the authority and discretion to deny any Class B Indirect Subscriber proposal made by a Class B Direct Subscriber.

The Services that UBS offers to Subscribers are as follows.

- Class A Direct Subscribers: The Broker Dealer Operator offers all of the aforementioned Services to the Class A Direct Subscribers.

- Class A Indirect Subscribers: UBS offers Class A Indirect Subscribers the ability to enter orders and CIs directly into the UBS ATS (DMA) either through the UBS SOR and/or a UBS developed FIX 4.2 client connectivity proxy and/or through a UBS controlled third party technology platform.

- Class B Direct Subscribers and Class B Indirect Subscribers: UBS offers Class B Direct Subscribers and Class B Indirect Subscribers the ability to enter orders and CIs directly into the UBS ATS through a FIX 4.2 or UBP connection (See Part III, Item 5) as well as the ability to establish a direct cross-connect to the UBS ATS (See Part III, Item 6). In addition to being approved by the Broker Dealer Operator, Class B Direct Subscribers and Class B Indirect Subscribers of the UBS ATS must complete an onboarding questionnaire and be approved by the UBS ATS for access to the UBS ATS.

b. If yes to Item 5(a), are the terms and conditions of the services or products required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?
☐ Yes   ■ No

If no, identify and explain any differences.

The UBS ATS offers certain services to the Broker Dealer Operator that differ from those provided to other classes of Subscribers. Listed below are descriptions of those differentiated services, along with applicable references to Part III of this submission:

- Item 3, Exclusion from ATS Services – All orders and CIs from Class B Direct and Indirect Subscribers are subject to reversion analysis and Source Category grading and Conditional Scoring, and therefore are subject to exclusion from ATS Services. However, not all Class A Direct and Indirect Subscriber orders and CIs are subject to reversion analysis and Source Category grading and Conditional Scoring. For more information, please see Part III, Item 13(a).

- Item 9, Conditional Orders and Indications of Interest – Conditional Indications (CIs) sent by Class A Direct Subscribers are not included in the UBS ATS monthly evaluation process in which the quality of CIs and subsequent Firm-Up orders are measured and assigned a Conditional Score (the "Score"). CIs are first defined in Part III, Item 9.

- Item 13, Segmentation – All orders and CIs from Class B Direct and Indirect Subscribers are subject to reversion analysis and Source Category grading or Conditional Scoring, and therefore are subject to exclusion from ATS Services. Class A Direct Subscriber orders and CIs are not subject to reversion analysis, Source Category grading, or Conditional Scoring. Class A Indirect Subscriber orders and CIs are subject to reversion analysis, Source Category grading, and Conditional Scoring only when not received through the UBS SOR.

- Item 14, Counter-Party Selection – For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions that can be placed on orders for Class A Direct and Class A Indirect Subscribers as well as all Subscribers.

- Item 19, Fees – The UBS ATS does not charge an execution fee for Class A Direct Subscribers.

It is possible for a US registered broker-dealer to be a Class B Direct Subscriber of the UBS ATS, and also sign the relevant contractual agreement with the Broker-Dealer Operator that provides the client with access to the Electronic Trading Services. In this case, the manner in which such a client sends an order or CI to the UBS ATS determines how the order is classified. If the client's order or CI enters the UBS ATS through the Broker-Dealer Operator's Electronic Trading Services, it would be classified either as a Class A Direct Subscriber or a Class A Indirect Subscriber, according to the definitions in Part II Item 5(a). If the client's order or CI enters the UBS ATS through their direct connection, it would be classified as a Class B Direct Subscriber.

Similarly, it is also possible for a Class B Indirect Subscriber to sign the relevant contractual agreement with the Broker-Dealer Operator that provides the client with access to the Electronic Trading Services, in which case the manner in which such a client sends an order or CI to the UBS ATS determines how the order or CI is classified. If the client's order or CI enters the UBS ATS through the Broker-Dealer Operator's Electronic Trading Services, it would be classified either as a Class A Direct Subscriber or a Class A Indirect Subscriber , according to the definitions in Part II Item 5(a). If the client's order or CI enters the UBS ATS through their directed access provided by a Class B Direct Subscriber, it would be classified as a Class B Indirect Subscriber.

c. Does any Affiliate of the Broker-Dealer Operator offer Subscribers, the Broker-Dealer Operator, or both, any products or services for the purpose of effecting transactions or submitting, disseminating, or displaying orders or trading interest in the NMS Stock ATS?
☐ Yes   ■ No

If yes, identify the products or services offered, provide a summary of the terms and conditions for use, and list here the applicable Item number in Part III of this form where the use of the product or service is explained. If there is no applicable item in Part III, explain the use of the product or service with the ATS here.

d. If yes to Item 5(c), are the terms and conditions of the services or products required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?
☐ Yes   ☐ No

If no, identify and explain any differences.

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?
■ Yes   ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

General Background and Scope of Subscriber Confidential Trading Information: The Broker-Dealer Operator operates the UBS ATS trading systems and is involved in the execution, processing, clearing, and settling of transactions executed in the UBS ATS.

UBS considers Subscriber confidential trading information (CTI) to consist of Subscribers' identities as well as Real-Time CTI and Post-Trade CTI (see below) relating to orders, trading interests, and executions in UBS ATS.

UBS does not consider information publicly disseminated pursuant to regulatory requirements (e.g., information that is reported to the consolidated tape pursuant to SRO trade reporting requirements, etc.), or information of an aggregated and anonymized nature (e.g., aggregated and anonymous order, trading interest, and execution statistics (see Part III, Item 26), advertisements, etc.) to be CTI.

For the purpose of this Form ATS-N, the term "Real-Time CTI" means order, trading interest, and execution information available for viewing in a Graphical User Interface (GUI) that provides visibility to such information on a near real time basis.

Furthermore, for the purpose of this Form ATS-N, the term "Post-Trade CTI" means order, trading interest, and execution information available for viewing in either a database, log file, or report format solely after the event occurs (including canceled and expired orders) and the information is stored in its respective location and medium. The UBS ATS aggregates Post-Trade CTI across the entire ATS, by sector, by order type, by market capitalization, by size, by symbol or any other criteria deemed appropriate by the ATS Desk (see definition under ACE). The UBS ATS aggregates and anonymizes Post-Trade CTI on a daily, weekly, monthly, quarterly, semi-annual, or annual basis.

UBS administers access to CTI through a permission-based bank access system (the "Access System"). The Access System allows Persons to submit a request documenting a reason why the access to CTI is required. When a request is submitted, the Access System creates notifications for the line manager and ATS Supervisor to review the access request in the Access System and either approve or reject the request. Furthermore, the UBS ATS systems are physically segregated with dedicated permissions to the segregated trading environment.

UBS Americas Cash Equities (referred to as "ACE"): UBS ATS employees reside within ACE and are responsible for the management and supervision of the UBS ATS. ACE is part of the UBS Global Cash Equities business unit as described in Part II, Item 1. Within ACE the UBS ATS Desk is separate from all other groups. For purposes of this Form ATS-N, the term "ATS Desk" refers to the UBS ATS Supervisor, authorized delegates, and ATS senior management. The following groups provide shared resources within ACE: Senior Management, Market Structure (MS), Quantitative Analytics and Development (QAD), Platform Services (PS), Senior Relationship Management (SRM), Product Development Group (PDG), Regulatory Risk Management (RRM), and Chief Operating Office (COO). While no other groups within ACE have direct access to the UBS ATS or visibility into the UBS ATS systems or order book, each of these shared functions has different levels of access to CTI based on their roles and responsibilities related to the UBS ATS.

- Senior Management ("Senior Management"): Senior Management within the Global Cash Equities business is ultimately responsible for the operations of the ACE business, including the UBS ATS. Senior Management may have access, on a case-by-case basis, to all CTI available to any member of the ATS Desk for the sole purpose of strategically operating the broader business. Access is approved through the Access System or separate supervisory approval.

- Market Structure (MS): The Americas Market Structure team is responsible for closely monitoring market structure and regulatory developments and regularly sharing UBS' insights through micro and macro market updates to all clients of UBS including UBS

ATS Subscribers. MS may be made aware that a client is a UBS ATS Subscriber for purposes of discussions with that client, however, MS will not have access to any other CTI. Access is approved through the Access System or separate supervisory approval.

- Quantitative Analytics and Development (QAD): The Quantitative Analytics and Development team is responsible for Post-Trade CTI analytics for Equities including the UBS ATS with a focus on items such as Subscriber-specific and aggregated data for distribution, Source Category grading, Conditional Scoring analyses, and developing new functionality. QAD generally has access to Post-Trade CTI, but QAD also may have access to Real-Time CTI, on a case by case basis, as necessary for the performance of their responsibilities. Access is approved through the Access System.

- Platform Services (PS): The Platform Services team is responsible for sales and relationship management for IB clients organized and operating as banks, private banks and broker-dealers. PS is responsible for growing relationships and business across the UBS Global Markets franchise including the UBS ATS. In connection with their activities, PS will be provided access to the names of UBS ATS Subscribers as well as their UBS ATS revenues for purposes of discussions with that client. PS will not have access to any other CTI. Access will be approved through the Access System or supervisory approval.

- Electronic Trading Sales (ETS): The Electronic Trading Sales team is responsible for sales related to the UBS electronic trading offering including, but not limited to, the UBS ATS. ETS is responsible for expanding business relationships and transactional activity across the UBS client base. In connection with their activities, ETS will be provided access to names of UBS ATS Subscribers as well as their UBS ATS revenues to help promote well informed discussions with that client / Subscriber. ETS will not have access to any other CTI. Access to specific ATS Subscriber information will be managed through supervisory processes.

- Senior Relationship Management (SRM): The Senior Relationship Management team is responsible for overall relationship management for IB clients. SRM is responsible for growing relationships and business across the UBS Global Markets franchise including the UBS ATS. To enhance their effectiveness and support holistic business-related discussions, each member of the SRM team will be provided access to the names of UBS ATS Subscribers individually covered by such SRM team member, as well as their associated UBS ATS revenues. SRM will not have access to any other CTI. Access will be approved through supervisory controls and monitored to ensure confidentiality.

- Product Development Group (PDG): The Product Development Group is responsible for the management and coordination of new development items and enhancements to existing systems within UBS ACE including the UBS ATS. PDG has access to Post-Trade CTI on a case-by-case basis, but in some cases access to Real-Time CTI may be provided if necessary for the performance of responsibilities. Access is approved through the Access System.

- Regulatory Risk Management (RRM): The Regulatory Risk Management team is responsible for the development and implementation of governance and control processes. RRM serves several roles including, but not limited to: 1) helping to ensure the UBS ATS operates within the applicable regulatory framework, and 2) performing surveillance monitoring on a T+1 basis. RRM personnel have access to Post-Trade

CTI to perform their responsibilities and to assist with the development and enforcement of governance controls. Access is approved through the Access System or separate supervisory approval

- Chief Operating Officer (COO): The Chief Operating Office staff assists with the development and implementation of governance and control processes. One of the roles of COO is to help ensure the UBS ATS operates within the applicable control framework. COO personnel have access to Post-Trade CTI to support the control oversight of the UBS ATS and help ensure the UBS ATS operates consistent with the offering and bank standards. Access is approved through supervisory approval.

UBS Business Solutions US LLC ("UBS Business Solutions"): UBS Business Solutions is an Affiliate of the Broker-Dealer Operator that provides development, support (e.g., monitoring, Subscriber support, deployment, systems engineering, etc.), control functions (e.g., Legal, Compliance, Surveillance, etc.), and other general corporate functions necessary for the operation of UBS ATS. Employees of UBS Business Solutions that service the operations of the UBS ATS as well as other UBS trading desks, business units and/or Affiliates of the Broker-Dealer Operator ("shared employees") have access to CTI if required to perform their job function. Access to Real-Time CTI monitoring tools for the UBS ATS is restricted and only granted to business, technology, and support staff on a case-by-case basis when necessary to perform their responsibilities. The functions within UBS Business Solutions that have access to CTI are listed below.

- Development: UBS' Order Management System technology development team (Development) is responsible for the software technology (e.g., development, testing, deployment, stability, support, etc.) of the UBS ATS. Development has access to Real-Time CTI and Post-Trade CTI to perform their responsibilities. This access is through the Access System.

- Support: Support personnel are responsible for addressing Subscriber inquiries related to orders, trading interest, and executions as well as escalating client market access limit issues, implementing limit change requests, deploying changes for Subscribers, monitoring the operation of the UBS ATS, and working with data center operations, networking, engineering, and incident management and response. Support personnel have access to Real-Time CTI (including alerting) and Post-Trade CTI in the UBS ATS to ensure the system operates consistent with the offering and to assist Subscribers with Real-Time CTI or Post-Trade CTI analysis. This access is through the Access System.

- Legal, Compliance and Surveillance: Personnel within Legal, Compliance and Surveillance cover both the operations of the UBS ATS and other business units of the Broker-Dealer Operator and its Affiliates. Legal, Compliance and Surveillance staff have access to Post-Trade CTI on a case-by-case basis. Access to Post-Trade CTI is necessary for the performance of their responsibilities related to ensuring the ATS operates in accordance with applicable rules and regulations, as well as performing T+1 surveillance monitoring. This access is through supervisory approval.

- Finance, Clearing, and Settlement: Personnel within Finance, Clearing, and Settlement cover both the operations of the UBS ATS and other business units of the Broker-Dealer Operator and its Affiliates. The systems supporting Finance, Clearing, and Settlement have standing access to Post-Trade CTI to ensure proper support of the ATS. The staff within Finance, Clearing, and Settlement must have approved access to these systems which is managed through the Access System. This access is through the Access System and approvals are managed by the team managers.

Please note that certain individuals with access to CTI may change roles and move among different groups/functions within Global Cash Equities and UBS Business Solutions. When employees change roles, the UBS ATS may allow certain employees to temporarily maintain their existing level of access to CTI for the sole purpose of transitioning their responsibilities to another employee. When the transition of responsibilities is complete and the ATS Desk determines the employee's legacy access to CTI is no longer required, access will be removed.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

■ Yes   ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

UBS Business Solutions, an Affiliate of the Broker-Dealer Operator, provides compliance, legal, development, systems engineering, accounting, and corporate functions necessary for the operation of UBS ATS. Listed below are summaries of the roles and responsibilities performed by UBS Business Solutions as they relate to items specified in Part III:

- Item 6: Connectivity and Co-location – UBS Business Solutions provides data center support and networking resources to establish and maintain client connectivity for trading purposes.

- Item 22: Clearance and Settlement – UBS Business Solutions performs clearance and settlement services for the Broker-Dealer Operator's principal and institutional executions.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

■ Yes   ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

UBS Business Solutions is an Affiliate of the Broker-Dealer Operator, and, because it is part of the UBS corporate organization, UBS Business Solutions is likewise considered an Affiliate of the Broker-Dealer Operator's Affiliates. As described above in Item 2 of Part II, certain entities that are Affiliates of both the Broker-Dealer Operator and UBS Business Solutions use certain services offered by the UBS ATS.

d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☐ Yes   ■ No

The UBS ATS offers certain services to Affiliates that differ from those provided to Class A Indirect Subscribers, Class B Direct Subscribers and Class B Indirect Subscribers. Listed below are descriptions of those differentiated services, along with applicable references to Part III of this submission:

- Item 3, Exclusion from ATS Services – Affiliates are not subject to Source Category grading or Conditional Scoring.

- Item 5, Means of Entry – Affiliates do not have direct connectivity to the UBS ATS. Affiliate Orders enter the UBS ATS through the UBS SOR using FIX 4.2.

- Item 6, Connectivity and Co-location – Affiliates do not have direct connectivity to the UBS ATS. Affiliate Orders enter the UBS ATS through the UBS SOR using FIX 4.2 and traverse a client-facing firewall.

- Item 9, Conditional Orders and Indications of Interest – Conditional Indications (CIs) sent by the Broker-Dealer Operator on behalf of an Affiliate are not included in the UBS ATS monthly evaluation process in which the quality of CIs and subsequent Firm-Up orders are measured and assigned a Conditional Score (the "Score"). CIs are defined in Part III, Item 9.

- Item 13, Segmentation; Notice – Affiliates are not subject to Source Category grading or Conditional Scoring.

- Item 14, Counter-Party Selection – For information on counter-party selection please see Part III, Item 14a of this Form ATS-N under the headline "Restricting Crossing Against a Specific Source Category" which dictates the permitted crossing restrictions that can be placed on orders for Class A Direct and Class A Indirect Subscribers as well as all Subscribers.

- Item 19, Fees – Affiliates do not pay an execution fee to the UBS ATS.